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                           May 26, 2023

       Yigal Shusteri
       Chief Executive Officer
       Invex Ltd.
       401 Ryland Street, Suite 200-A
       Reno, NV 89502

                                                        Re: Invex Ltd.
                                                            Post-Qualification
Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 17, 2023
                                                            File No. 024-11860

       Dear Yigal Shusteri:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Mateo at 202-551-3465 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Matthew McMurdo, Esq.